October 2, 2008

Mail Stop 3561

Kevin R. Keating, CEO
Forex365, Inc.
190 Lakeview Way
Vero Beach, FL 32963

Re: Forex365, Inc.
Form 10
Filed September 22, 2008
File No. 0-53436

Dear Mr. Keating:

We have completed our review of your Form 10 and have no further comments at this time.

Sincerely,

John D. Reynolds
Assistant Director

cc: Frederic M. Schweiger
       2395 Woodglen Drive
       Aurora, IL   60502